November 8, 2010

Via EDGAR Only

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

           Re:           General Finance Corporation
Registration Statement on Form S-1
File No. 333-160338
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), General Finance Corporation (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (File No. 333-160338), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on June 30, 2009.

The Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid by the Registrant in connection with the filing of the Registration Statement be credited to its account for future use.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at General Finance Corporation, 39 East Union Street, Pasadena, California 91103.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (626) 584-9722 extension 2008.

Thank you for your assistance in this matter.

Very truly yours,

General Finance Corporation

By:           /s/ Christopher A. Wilson
Christopher A. Wilson
Vice President and General Counsel